[SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP LETTERHEAD]
August 6, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Edward M. Kelly, Esq.
Senior Counsel

RE:	Pzena Investment Management, Inc.;
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 10, 2007 (No. 333-143660)
Dear Mr. Kelly:
     On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your two letters, each dated July 23, 2007 (together, the “Comment Letters”) with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company with the Commission on July 10, 2007 (No. 333-143660) (the “Registration Statement”).
     Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
     The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letters. For the convenience of the Staff, each of the comments from the Comment Letters is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.
     All page number references in the Company’s responses are to the page numbers in Amendment No. 2.

Prospectus’ Inside Front Cover Page; Our Investment Process and Strategies, page 4; Our Investment Performance, page 76
1.	We note the responses to prior comments 6 and 8. Expand the disclosure to make clear that the historical returns of Pzena’s strategies should not be considered indicative of future results that should be expected from these strategies or from any other strategies that Pzena may be incubating or developing. We note the disclosure in the risk factors section on page 22.

The Company has revised the disclosure on the inside cover page of the prospectus contained in Amendment No. 2 and pages 4 and 80 of Amendment No. 2 in response to the Staff’s comment.
Lock-Up, page 9; Lock-up Agreements, page 104; No Sales of Similar Securities, page 108
2.	We note the response to prior comment 10. Expand the disclosure to include the information that you provided us:
•	The underwriters have no present intention or arrangement to release any securities subject to the lock-up agreements.

•	There are no specific criteria that the underwriters will use in determining whether to release any securities subject to the lock-up agreements.

•	The release of any securities is subject to the sole discretion of the underwriters, which would be considered on a case by case basis.
The Company has revised the disclosure on the pages 9, 109 and 113 of Amendment No. 2 in response to the Staff’s comment.
Summary Selected Historical Consolidated and Pro Forma Financial Data. page 11; Unaudited Pro Forma Financial Information, page 44
3.	We have read your response to prior comment 11. Please complete the unaudited pro forma consolidated balance sheet and pro forma consolidated statement of operations. Please be sure to properly label the assumptions inherent in the pro forma financial statements. Please refer to Rule 11-02(b)(8) of Regulation S-X.

The Company has supplementally provided the Staff with completed versions of the Summary Selected Historical Consolidated and Pro Forma Financial Data and Unaudited Pro Forma Consolidated Financial Information sections of the Company’s prospectus. Please see pages 11-12 and 46-52 of Exhibit A hereto.

Use of Proceeds, page 40; Capitalization, page 42; Dilution, page 43
4.	We have read your response to prior comment 18. Please complete the use of proceeds, capitalization, and dilution disclosures. Please revise your pro forma information elsewhere in the filing if necessary.

The Company has supplementally provided the Staff with completed versions of the Use of Proceeds, Capitalization and Dilution sections of the Company’s prospectus. Please see pages 40, 42-43 and 44-45 of Exhibit A hereto.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 52
5.	We have read your response to prior comment 21. Please discuss and analyze the reasons for the declining trend in your weighted average management fee for the period from 2004 through 2007. Please refer to Item 303 of Regulation S-K.

The Company has revised the disclosure on page 56 of Amendment No. 2 in response to the Staff’s comment.
2006 Summary Compensation, page 87
6.	Revise footnote (3) to the table to show separately the amounts of the guaranteed and discretionary bonuses paid to the named executive officers for fiscal year 2006.

The Company has revised the disclosure on page 91 of Amendment No. 2 in response to the Staff’s comment.
Note 8. Compensation, page F-24
7.	We have read your response to prior comments 37 and 38. Please provide us a copy of the valuation report prepared by your investment bank to determine your fair value. Please ensure that this report discusses all significant assumptions, including those regarding your estimated growth rates in revenues and cash flows. Please also ensure that the valuation report includes a detailed description as to how the companies selected to determine your fair value are comparable to you.

The Company has separately provided the Staff with a copy of this valuation report on a confidential supplemental basis.

1.	Provide us a copy of the executed amendment to your operating agreement. We note that you intend to file as exhibit 10.1 “Form of Amended and Restated Operating Agreement of Pzena Investment Management, LLC.”

The Company has provided the Staff with an executed copy of this amendment as Exhibit B to this letter.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letters and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-3202.

Very truly yours,

/s/ Yasmeena F. Chaudry

Yasmeena F. Chaudry, Esq.

cc:	Wayne A. Palladino
Richard B. Aftanas, Esq.
Ralph Arditi, Esq.
Vincent Pagano, Esq.

EXHIBIT A
Excerpts from the Company’s Prospectus

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale in not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 6, 2007

PRELIMINARY PROSPECTUS

6,403,791 Shares

Pzena Investment Management, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock, each share of which entitles the holder to one vote. We are offering 6,403,791 shares of our Class A common stock.

No public market currently exists for our Class A common stock. We expect the public offering price to be between $18.00 and $20.00 per share. We intend to apply to have our Class A common stock approved for listing on The New York Stock Exchange, or the NYSE, under the symbol “PZN.”

We intend to use the net proceeds of this offering to purchase membership units in Pzena Investment Management, LLC from its three non-employee members and will not retain any of these proceeds. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

Concurrently with the consummation of this offering, we will issue 57,634,119 shares of our Class B common stock, each share of which initially entitles the holder to five votes per share, to the continuing members of Pzena Investment Management, LLC. These Class B stockholders, who will hold 97.8% of the combined voting power of our common stock immediately after this offering, will enter into a stockholders’ agreement pursuant to which they will agree to vote their shares together on all matters submitted to a vote of our common stockholders.

Investing in our Class A common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Class A common stock under “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price of Class A common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Pzena Investment Management, Inc.	$	$

To the extent that the underwriters sell more than 6,403,791 shares of our Class A common stock, the underwriters have the option to purchase up to 960,568 additional shares of our Class A common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $           and our total proceeds, before expenses, will be $          .

The underwriters are offering the Class A common stock as set forth under “Underwriting.”  Delivery of the shares will be made on or about          , 2007.

Goldman, Sachs & Co.	UBS Investment Bank
Banc of America Securities LLC

Equity Incentive Plan, these additional holders of Class B units would be entitled to receive a corresponding number of shares of our Class B common stock (including if the Class B units awarded are subject to vesting) and, therefore, the voting power of our Class B stockholders would increase.

Concurrently with the consummation of this offering and the reorganization, all holders of our Class B common stock will enter into a stockholders’ agreement, pursuant to which they will agree to vote all shares of Class B common stock then held by them, and acquired in the future, together on all matters submitted to a vote of our common stockholders. Therefore, upon the closing of this offering, the Class B stockholders will be able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

The 6,414,319 shares of our Class A common stock that will be outstanding after this offering, 6,403,791 of which will be sold pursuant to this offering and 10,528 of which will be granted to our four non-employee directors under the Pzena Investment Management, Inc. 2007 Equity Incentive Plan concurrently with this offering, will represent 100% of the rights of the holders of all classes of our capital stock to receive distributions, except that holders of our Class B common stock will have the right to receive the class’s par value upon our liquidation, dissolution or winding up.

Pursuant to the amended and restated operating agreement of Pzena Investment Management, LLC, each vested Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.” Unvested Class B units will not be exchangeable until they have vested.

Pursuant to a registration rights agreement that we will enter into with the holders of Class B units of Pzena Investment Management, LLC, we intend to file a shelf registration statement in order to register the resales of the shares of our Class A common stock that are issuable upon exchange of these Class B units. See “The Reorganization and Our Holding Company Structure — Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares.

The graphic below illustrates our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the over-allotment option). For more information, please see “The Reorganization and Our Holding Company Structure.”

(1)	The members of Pzena Investment Management, LLC, other than us, will consist of:

•	the four members of our Executive Committee, Messrs. Pzena, Goetz, Krishna and Lipsey, and their respective estate planning vehicles, who will collectively hold approximately 65.2% of the economic interests in us;

•	19 of our other employees, including our Chief Financial Officer, Wayne A. Palladino, who will collectively hold approximately 11.7% of the economic interests in us; and

•	the two original outside investors in Pzena Investment Management, LLC, who will collectively hold approximately 13.2% of the economic interests in us.

(2)	Each share of Class A common stock is entitled to one vote per share. Class A common stockholders will have 100% of the rights of all classes of our capital stock to receive distributions, except that Class B common stockholders will have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(3)	Each share of Class B common stock is entitled to five votes per share for so long as the number of shares of Class B common stock outstanding represents at least 20% of all shares of common stock outstanding. Class B common stockholders will only have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(4)	We will hold 6,414,319 Class A units of Pzena Investment Management, LLC, which will represent the right to receive 10.0% of the distributions made by Pzena Investment Management, LLC.

(5)	The principals will collectively hold 57,634,119 Class B units of Pzena Investment Management, LLC, which will represent the right to receive 90.0% of the distributions made by Pzena Investment Management, LLC.

Our Corporate Information

As of June 30, 2007, we had 70 full-time employees, located in our headquarters office at 120 West 45th Street, New York, New York 10036. Our telephone number at that address is (212) 355-1600 and our website address is www.pzena.com.  Information contained on our website is not part of this prospectus.

The Offering

Class A common stock we are offering	6,403,791 shares of our Class A common stock.

Class A common stock to be outstanding immediately after this offering	6,414,319 shares of Class A common stock (or 7,374,887 shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). If all holders of Class B units immediately after this offering and the reorganization were entitled, and they elected, to exchange them for shares of our Class A common stock, 64,048,438 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering	57,634,119 shares of our Class B common stock (or 56,673,551 shares of our Class B common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Class B units of Pzena Investment Management, LLC. When a Class B unit is exchanged for a share of our Class A common stock or forfeited, the corresponding share of our Class B common stock will automatically be redeemed by us. See “The Reorganization and Our Holding Company Structure.”

Use of Proceeds	We estimate that the net proceeds to us from the sale of Class A common stock offered by us will be approximately $109.7 million, or approximately $126.6 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase an aggregate of 6,403,791 membership units of Pzena Investment Management, LLC from its three current non-employee members and will not retain any of these proceeds. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we intend to use the additional approximately $17.0 million of net proceeds, based on an assumed initial public offering price of $19.00 per share (which is the midpoint of the price range set forth on the cover of this prospectus), to purchase additional membership units of Pzena Investment Management, LLC from two of these non-employee members. As a result, the purchase price for the membership units will be determined by the public offering price of our Class A common stock in this offering less the amount of offering expenses incurred by us. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

Dividend Policy	Following this offering and subject to legally available funds, we intend to pay a cash quarterly dividend initially equal to $ per share of our Class A common stock commencing with the fourth quarter of 2007. However, there is no assurance that sufficient cash will be available to pay such cash dividends.

The declaration and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors will take into account our actual future earnings, cash flow and capital requirements and the amount of distributions to us from Pzena Investment Management, LLC. For a discussion of the factors that will affect the determination by our board of directors to declare dividends, see “Dividend Policy.”

We will be a holding company and will have no material assets other than our ownership of Class A units of Pzena Investment Management, LLC. We intend to cause Pzena Investment Management, LLC to make distributions to us in an amount sufficient to cover dividends, if any, declared by us. If Pzena Investment Management, LLC makes such distributions, the holders of Class B units will be entitled to receive equivalent distributions on a pro rata basis.

Risk Factors	You should read “Risk Factors” for a discussion of the factors to consider carefully before deciding to purchase any shares of our Class A common stock.

Proposed New York Stock Exchange Symbol	“PZN.”

Unless otherwise noted, the number of shares of Class A common stock outstanding after this offering and other information based thereon in this prospectus excludes:

•	960,568 shares of Class A common stock which may be issued upon the exercise of the underwriters’ option to purchase additional shares and the corresponding number of Class B units that we would acquire with the net proceeds therefrom;

•	57,634,119 shares of Class A common stock reserved for issuance upon exchange of the Class B units that will be outstanding immediately after this offering;

•	10,113,996 shares of Class A common stock issuable upon exchange of the corresponding number of Class B units reserved for issuance under the PIM LLC 2006 Equity Incentive Plan upon the exercise of options to acquire 508,310 Class B units that have been granted as of the date of this prospectus and for any additional options to acquire Class B units or other Class B unit-based awards; and

•	629,851 shares of Class A common stock reserved for issuance under the Pzena Investment Management, Inc. 2007 Equity Incentive Plan, which we refer to as our 2007 Equity Incentive Plan.

Unless otherwise noted, all information in this prospectus assumes that shares of our Class A common stock will be sold at $19.00 per share (the midpoint of the price range on the cover of this prospectus).

Summary Selected Historical Consolidated and Pro Forma Financial Data

The tables on the following page set forth summary selected historical consolidated financial data of Pzena Investment Management, LLC, and unaudited pro forma financial information of Pzena Investment Management, Inc., as of the dates and for the periods indicated. The summary selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from Pzena Investment Management, LLC’s audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the three and six months ended June 30, 2006 and 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from Pzena Investment Management, LLC’s unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods and as of the dates presented therein. Our results for the three and six months ended June 30, 2006 and 2007 are not necessarily indicative of our results for a full fiscal year.

The following unaudited pro forma consolidated financial information presents the consolidated results of operations and financial condition of Pzena Investment Management, Inc. assuming that all of the transactions described in the five bullet points below had been completed as of January 1, 2006 with respect to the unaudited pro forma consolidated statements of operations data for the year ended December 31, 2006, as of January 1, 2007 with respect to the unaudited pro forma consolidated statement of operations data for the six months ended June 30, 2007, and as of June 30, 2007 with respect to the unaudited pro forma consolidated statement of financial condition data as of June 30, 2007. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Pzena Investment Management, LLC. The adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments principally give effect to the following transactions:

•	our operating company’s incurrence of $60.0 million of indebtedness and the payment of a one-time distribution of $60.0 million, in the aggregate, to its members on July 23, 2007;

•	the reorganization transactions described in “The Reorganization and Our Holding Company Structure, including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the membership units of Pzena Investment Management, LLC that we acquire from one former employee and two outside investors, to such persons;

•	the amendment of the operating agreement of Pzena Investment Management, LLC, effective as of June 30, 2007, to eliminate its obligation to redeem any members’ units therein upon their death, or, if applicable, termination of employment, which mandatory redemption feature had required all membership units to be classified as liabilities in Pzena Investment Management, LLC’s consolidated financial statements;

•	the acceleration of the vesting of all membership units of Pzena Investment Management, LLC that were subject to vesting as of March 31, 2007, such that they became fully vested as of that date; and

•	the sale of 6,403,791 shares of our Class A common stock in this offering at an assumed offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the proceeds therefrom, after payment of assumed underwriting discounts and commissions and estimated offering expenses payable by us, to purchase 6,403,791 membership units of Pzena Investment Management, LLC from one former employee and two outside investors.

You should read the following summary selected historical consolidated financial data of Pzena Investment Management, LLC and the unaudited pro forma financial information of Pzena Investment Management, Inc. together with “The Reorganization and Our Holding Company Structure”, “Unaudited Pro Forma Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and the related notes included elsewhere in this prospectus.

								Unaudited Pro Forma
	Historical							Pzena Investment
	Pzena Investment Management, LLC							Management, Inc.
				Unaudited		Unaudited		For the Year	For the
	For the Year Ended			For the Three Months		For the Six Months		Ended	Six Months
	December 31,			Ended June 30,		Ended June 30,		December 31,	Ended
	2004	2005	2006	2006	2007	2006	2007	2006	June 30, 2007
	(in thousands)

Statement of Operations Data:
REVENUE
Management Fees	$46,954	$75,003	$113,984	27,163	36,840	$51,810	$72,138	$115,087	$72,138
Incentive Fees	4,942	3,593	1,103	0	0	0	0	0	0

Total Revenue	51,896	78,596	115,087	27,163	36,840	51,810	72,138	115,087	72,138

EXPENSES
Cash Compensation and Benefits	18,837	23,832	34,830	8,773	8,533	17,218	17,432	34,830	17,432
Distributions on Compensatory Units	6,865	10,147	17,857	7,057	0	14,566	12,087	0	0
Change in Redemption Value of Compensatory Units	3,225	7,306	20,411	3,518	0	5,414	15,969	0	0
Change from Formula to Fair Value Plan for Compensatory Units	—	—	232,534	0	0	0	0	0	0
Acceleration of Vesting of Compensatory Units	—	—	—	0	0	0	64,968	0	0
Other Non-Cash Compensation	—	—	—	0	49	0	1,950	0	0

Total Compensation and Benefits Expense	28,927	41,285	305,632	19,348	8,582	37,198	112,406	34,830	17,432
General and Administrative Expenses	4,919	5,734	8,380	1,928	2,540	3,568	4,629	8,380	4,629

TOTAL OPERATING EXPENSES	33,846	47,019	314,012	21,276	11,122	40,766	117,035	43,210	22,061

Operating Income (Loss)	18,050	31,577	(198,925)	5,887	25,718	11,044	(44,897)	71,877	50,077
Other Income (Loss)	3,170	2,661	6,114	(320)	1,726	1,022	1,961	2,467	57

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	21,220	34,238	(192,811)	5,567	27,444	12,066	(42,936)	74,344	50,134
Provision for Income Taxes	1,765	2,704	3,941	1,263	1,478	2,014	2,607	6,792	4,584
Minority and Non-Controlling Interests	3	67	1,997	(137)	646	603	637	63,694	42,906

Income (Loss) Before Interest on Mandatorily Redeemable Units	19,452	31,467	(198,749)	4,441	25,320	9,449	(46,180)	3,858	2,644
Less: Interest on Mandatorily Redeemable Units	19,452	60,136	516,708	18,893	0	35,437	16,575	0	0

NET INCOME (LOSS)	$0	$(28,669)	$(715,457)	$(14,452)	$25,320	$(25,988)	$(62,755)	$3,858	$2,644

Per Share Data:
Basic and Diluted Net Income Per Share								$0.60	$0.41
Weighted Average Shares Used in Basic and Diluted
Net Income Per Share(1)								6,414,319	6,414,319

(1)	Pro forma basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A common stockholders by the 6,403,791 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional 960,568 shares of Class A common stock to cover over-allotments), plus an aggregate of 10,528 shares of restricted Class A common stock that we will grant to our four non-employee directors shortly before the consummation of this offering, assuming that these 6,414,319 shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the 57,634,119 Class B units of our operating company that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

	As of December 31,		As of June 30, 2007
	2005	2006	Historical	Pro Forma
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and Cash Equivalents	$4,969	$30,920	$10,011	$10,597
TOTAL ASSETS	48,968	89,746	71,645	150,612

Capital Units Subject to Mandatory Redemption	49,729	533,553	—	—
TOTAL LIABILITIES	66,672	806,313	14,430	141,326
Minority and Non-Controlling Interests	1,965	13,399	14,190	14,190
MEMBERS’ EQUITY (EXCESS OF LIABILITIES OVER ASSETS)	$(19,669)	$(729,966)	$43,025	$(4,904)

this Form S-3 registration statement is first declared effective, and sell the shares of Class A common stock issued upon exchange in a public offering that will occur prior to the second anniversary of this offering, at a time specified by us. If all holders of Class B units immediately after this offering and the reorganization exercised their rights to exchange 15% of their Class B units and resell the shares of Class A common stock issuable upon exchange in the first year that they are eligible to do so, approximately 8,645,118 shares of Class A common stock would be issued (representing 134.8% of our Class A common stock immediately after this offering) and resold in such future offering. Thereafter, the employee holders of Class B units will be able to exercise similar annual exchange and resale rights while employed by us. After their employment ends, they would not be eligible to exercise their exchange or resale rights for a certain period of time, ranging from one to three years, depending on the employee’s status, and then they would be able to exchange the remainder of their vested Class B units and resell all the shares of Class A common stock issued upon exchange. The non-employee members of our operating company immediately after this offering will be able to exchange up to 15% of the Class B units that they hold, and sell the shares of Class A common stock issued upon exchange, once a year beginning on the effective date of the shelf registration statement until the third anniversary of the consummation of this offering, and then they would be able to exchange the remainder of their Class B units and resell all the shares of Class A common stock issued upon exchange. See “The Reorganization and Our Holding Company Structure — Registration Rights” for a description of the timing and circumstances of resales of shares issuable upon exchange of Class B units.

Pursuant to the PIM LLC 2006 Equity Incentive Plan, we may grant awards based on Class B units, such as options to acquire Class B units and restricted Class B units, subject to vesting periods, to our employees, consultants and other persons who provide services to us. Pursuant to the PIM LLC 2006 Equity Incentive Plan, Pzena Investment Management, LLC is authorized to issue up to the number of Class B units that is equal to 15% of the number of all membership units outstanding immediately after this offering. When these equity-based awards become fully vested, the Class B units underlying them will be eligible for exchange in the same manner, and to the same extent, as described above.

Pursuant to our 2007 Equity Incentive Plan, each of our non-employee directors will receive a grant of a number of restricted shares of our Class A common stock having a market value equal to $50,000 as of the date they are appointed or elected to our board. They will also be able to elect to receive 50% of their annual retainer of $70,000 in the form of shares of our Class A common stock.

Control by our Class B stockholders, which includes our managing principals, 19 of our other employees and two outside investors, of 97.8% of the combined voting power of our common stock may give rise to conflicts of interest.

Immediately after this offering and the reorganization, our Class B stockholders will collectively hold approximately 97.8% of the combined voting power of our common stock. Among these stockholders are each of our managing principals, 19 of our other employees and two outside investors. Concurrently with the closing of this offering and the reorganization, holders of all outstanding shares of Class B common stock will enter into a Class B stockholders’ agreement with respect to all shares of Class B common stock then held by them and any additional shares of Class B common stock they may acquire in the future. Pursuant to this agreement, they will vote these shares of Class B common stock together on all matters submitted to a vote of our common stockholders. To the extent that we cause Pzena Investment Management, LLC to issue additional Class B units, which may be granted, subject to vesting, to our employees pursuant to the PIM LLC 2006 Equity Incentive Plan, these employees will be entitled to receive an equivalent number of shares of our Class B common stock, subject to the condition that they agree to enter into this Class B stockholders’ agreement. Each share of our Class B common stock will entitle its holder to five votes per share for so long as the Class B stockholders collectively hold 20% of the total number of shares of our common stock outstanding. When a Class B unit is exchanged for a share of our Class A common stock, an unvested Class B unit is forfeited due to the employee holder’s failure to satisfy the conditions of the award agreement pursuant to which it was granted, or any Class B unit is forfeited as result of a breach of any restrictive covenants contained in our operating company’s amended and restated operating agreement, a corresponding share of our Class B common stock will automatically be redeemed by us. For so long as our Class B stockholders hold at common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B common stock to have value.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock, after giving effect to the exchange of all outstanding Class B units for shares of our Class A common stock. Therefore, investors purchasing shares of Class A common stock in this offering will pay a price per share that substantially exceeds our pro forma net tangible book value per share after this offering. As a result, investors will:

•	incur immediate dilution of $18.85 per share, based on an assumed initial offering price of $19.00 per share of our Class A common stock (which is the midpoint of the price range set forth on the cover of this prospectus); and

•	contribute the total amount invested to date to fund our company, based upon the assumed initial offering price of $19.00 per share, but will own only approximately 10.0% of the shares of our Class A common stock outstanding, after giving effect to the exchange of all outstanding Class B units for shares of our Class A common stock.

Investors in this offering will experience further dilution upon:

•	the exercise of options to purchase Class B units of Pzena Investment Management, LLC which have been granted under the PIM LLC 2006 Equity Incentive Plan;

•	the additional grant of options to purchase Class B units under the PIM LLC 2006 Equity Incentive Plan, or options to purchase shares of our Class A common stock pursuant to our 2007 Equity Incentive Plan; or

•	the issuance of additional restricted Class B units or restricted shares of our Class A common stock under any of these equity incentive plans.

THE REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE

Overview

On May 8, 2007, we were incorporated as a Delaware corporation. Our business is presently conducted through Pzena Investment Management, LLC, the current members of which consist of 23 of our current employees, one former employee and two outside investors. Concurrently with the consummation of this offering, we will acquire approximately 10.0% of the outstanding membership units of Pzena Investment Management, LLC (or 11.5% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) from its three non-employee members and these units will be reclassified as “Class A units.”  None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

Immediately after our acquisition of these membership units from the three current non-employee members of Pzena Investment Management, LLC, our only material asset will be our ownership of approximately 10.0% of the membership units of Pzena Investment Management, LLC (or 11.5% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) and our only business will be acting as its sole managing member. Simultaneously, the remaining approximately 90.0% of the membership units of Pzena Investment Management, LLC (or 88.5% if the underwriters exercise their option to purchase additional shares of Class A common stock in full) that will be held by 23 of our current employees and two outside investors will be reclassified as “Class B units.”

Class A and Class B units will have the same economic rights per unit. Accordingly, immediately after the consummation of the reorganization and this offering, the holders of our Class A common stock (through us) and the holders of Class B units of Pzena Investment Management, LLC will hold approximately 10.0% and 90.0%, respectively, of the economic interests in our business (or 11.5% and 88.5%, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

For each membership unit of Pzena Investment Management, LLC that is reclassified as a Class B unit in the reorganization, we will issue the holder one share of our Class B common stock in exchange for the payment of its par value. Each share of our Class B common stock will entitle its holder to five votes until such time that the number of shares of Class B common stock outstanding constitutes less than 20% of the total number of all shares of our common stock outstanding. Initially, the holders of Class B units will have 97.8% of the combined voting power of our common stock (or 97.5% if the underwriters exercise their option to purchase additional shares of Class A common stock in full). When a Class B unit is exchanged for a share of our Class A common stock, forfeited as a result of applicable vesting provisions, or forfeited as result of a breach of any restrictive covenants contained in our operating company’s amended and restated operating agreement, a corresponding share of our Class B common stock will automatically be redeemed and cancelled by us. Conversely, to the extent that we cause Pzena Investment Management, LLC to issue additional Class B units (including if the Class B units awarded are subject to vesting) to our employees pursuant to the PIM LLC 2006 Equity Incentive Plan, these employees will be entitled to receive an equivalent number of shares of our Class B common stock.

Concurrently with the closing of this offering and the reorganization, holders of our Class B common stock will enter into a stockholders’ agreement pursuant to which they will agree to vote all shares of Class B common stock then held by them, and acquired in the future, together on all matters submitted to a vote of our common stockholders. Therefore, upon the closing of this offering, they will be able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

The 6,414,319 shares of our Class A common stock that will be outstanding after this offering, 6,403,791 of which will be sold pursuant to this offering, and 10,528 of which will be granted to our four non-employee directors under the Pzena Investment Management, Inc. 2007 Equity Incentive Plan concurrently with this offering, will represent 100% of the rights of the holders of all classes of our capital stock to share in all distributions, except for the right of holders of our Class B common stock to receive its par value upon our liquidation, dissolution or winding up.

The graphic below illustrates our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the over-allotment option).

(1)	The members of Pzena Investment Management, LLC, other than us, will consist of:

•	the four members of our Executive Committee, Messrs. Pzena, Goetz, Krishna and Lipsey, and their respective estate planning vehicles, who will collectively hold approximately 65.2% of the economic interests in us;

•	19 of our other employees, including our Chief Financial Officer, Mr. Palladino, who will collectively hold approximately 11.7% of the economic interests in us; and

•	the two original outside investors in Pzena Investment Management, LLC, who will collectively hold approximately 13.2% of the economic interests in us.

(2)	Each share of Class A common stock is entitled to one vote per share. Class A common stockholders will have 100% of the rights of all classes of our capital stock to receive distributions, except that Class B common stockholders will have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(3)	Each share of Class B common stock is entitled to five votes per share for so long as the number of shares of Class B common stock outstanding represents at least 20% of all shares of common stock outstanding. Class B common stockholders will only have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding up.

(4)	We will hold 6,414,319 Class A units of Pzena Investment Management, LLC, which will represent the right to receive 10.0% of the distributions made by Pzena Investment Management, LLC.

(5)	The principals will collectively hold 57,634,119 Class B units of Pzena Investment Management, LLC, which will represent the right to receive 90.0% of the distributions made by Pzena Investment Management, LLC.

time, of the depreciable and amortizable assets of Pzena Investment Management, LLC at the time of the exchanges;

•	the price of our Class A common stock at the time of exchanges of Class B units — the increase in our share of the basis in the assets of Pzena Investment Management, LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

•	the extent to which these exchanges are taxable — if an exchange is not taxable for any reason (for instance, if a holder of Class B units exchanges units in order to make a charitable contribution), increased deductions will not be available;

•	the tax rates in effect at the time we utilize the increased amortization and depreciation deductions; and

•	the amount and timing of our income — we will be required to pay 85% of the tax savings, as and when realized, if any. If we do not have taxable income, we generally will not be required to make payments under the tax receivable agreement for that taxable year because no tax savings will have been actually realized.

We expect that, as a result of the size of the increases in our share of the tax basis of the tangible and intangible assets of Pzena Investment Management, LLC attributable to our interest therein, the payments that we make under the tax receivable agreement will likely be substantial. Assuming that there are no material changes in the relevant tax law, and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, we expect that future payments under the tax receivable agreement in respect of our initial purchase of membership units of Pzena Investment Management, LLC will aggregate $64.1 million and range from approximately $2.9 million to $7.2 million per year over the next 15 years (or $74.0 million and range from approximately $3.3 million to $8.4 million per year over the next 15 years if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per Class A share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the aggregate amount of future payments to holders of Class B units in respect of the purchase by $3.3 million (or $3.8 million if the underwriters exercise their option to purchase additional shares of our Class A common stock in full). Future payments under the tax receivable agreement in respect of subsequent exchanges will be in addition to these amounts and are expected to be substantial.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successors’) obligations with respect to exchanged or acquired Class B units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement.

Decisions made by the continuing members of our operating company in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling member under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the tax receivable agreement.

Were the IRS to successfully challenge the tax basis increases described above, we would not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of Class A common stock offered by us will be approximately $109.7 million, or $126.6 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to purchase an aggregate of 6,403,791 membership units of Pzena Investment Management, LLC from its three current non-employee members and will not retain any of these proceeds. If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we intend to use the additional approximately $17.0 million of net proceeds, based on an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus), to purchase up to 960,568 additional membership units of Pzena Investment Management, LLC from two of these non-employee members. As a result, the purchase price for the membership units will be determined by the public offering price of our Class A common stock in this offering less the amount of offering expenses incurred by us. None of the 23 current employee members of Pzena Investment Management, LLC will sell any of their membership units in conjunction with this offering.

CAPITALIZATION

The table on the following page sets forth our cash and cash equivalents and capitalization as of June 30, 2007:

•	on an actual basis for Pzena Investment Management, LLC;

•	on a pro forma basis for Pzena Investment Management, LLC after giving effect to its incurrence of $60.0 million of indebtedness on July 23, 2007 and the payment of a special cash distribution to its members of $60.0 million in the aggregate; and

•	on a pro forma, as adjusted basis for Pzena Investment Management, Inc. after giving effect to the following:

•	the reorganization transactions described in “The Reorganization and Our Holding Company Structure, including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the membership units of Pzena Investment Management, LLC that we acquire from two outside investors and one former employee to such persons;

•	the amendment of the operating agreement of Pzena Investment Management, LLC, effective as of March 31, 2007, to eliminate its obligation to redeem any members’ units therein upon their death, or, if applicable, termination of employment, which mandatory redemption feature had required all membership units to be classified as liabilities in Pzena Investment Management, LLC’s consolidated financial statements;

•	the acceleration of the vesting of all membership units of Pzena Investment Management, LLC that were subject to vesting as of March 31, 2007 such that they became fully vested as of that date; and

•	the sale of 6,403,791 shares of Class A common stock by us in this offering at an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the proceeds therefrom, after payment of assumed underwriting discounts and commissions and estimated offering expenses payable by us, to purchase 6,403,791 membership units of Pzena Investment Management, LLC from two outside investors and one former employee.

As a result of the reorganization transactions and this offering, we will be the sole managing member of Pzena Investment Management, LLC and hold 10.0% of the membership interests therein. Therefore, we will consolidate the results of operations and financial condition of Pzena Investment Management, LLC into our financial statements. As the result of these transactions, the other members of Pzena Investment Management, LLC will hold a 90.0% non-controlling interest in our operating company. Our acquisition of membership interests in Pzena Investment Management, LLC will be treated as a reorganization of entities under the founder’s common control, similar to a pooling of interests, analogous to the type of transaction described in Emerging Issues Task Force Issue (EITF) 94-2, Treatment of Minority Interests in Certain Real Estate Investment Trusts. Accordingly, the pro forma adjusted net liabilities assumed by us through this offering will be reported at Pzena Investment Management, LLC’s historical cost basis.

You should read this table together with the other information contained in this prospectus, including “The Reorganization and Our Holding Company Structure,” “Unaudited Pro Forma Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2007
			Pzena
	Pzena	Pzena	Investment
	Investment	Investment	Management, Inc.
	Management, LLC	Management, LLC	Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, unaudited)

Cash and Cash Equivalents	$10,011	$9,961	$10,597

Long-Term Debt, less current portion	$—	$60,000	$60,000

Members’/Stockholders’ Equity:
Class A Common Stock, $0.01 par value per share; 750,000,000 shares authorized; 6,414,319 shares issued and outstanding, pro forma, as adjusted	—	—	64
Class B Common Stock, $0.000001 par value per share; 750,000,000 shares authorized; 57,634,119 shares issued and outstanding, pro forma, as adjusted	—	—	0
Members’ Capital	833,845	773,845	—
Retained Deficit	(790,820)	(790,820)	(4,968)

Total Members’/Stockholders’ Equity	43,025	(16,975)	(4,904)

Total Capitalization	$43,025	$43,025	$55,096

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma, as adjusted net tangible book value (deficit) per share of our Class A common stock immediately after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma, as adjusted net tangible book value (deficit) per share as of June 30, 2007 was approximately $(2.8) million, or approximately $(0.04) per share of our Class A common stock. Pro forma, as adjusted net tangible book value represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization, our incurrence of $60.0 million of indebtedness and the payment of a special distribution of $60.0 million to the current members of Pzena Investment Management, LLC on July 23, 2007, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding after giving effect to the reorganization and assuming that all holders of Class B units of Pzena Investment Management, LLC immediately after the consummation of the reorganization have exchanged all their Class B units for the corresponding number of shares of our Class A common stock.

After giving effect to the sale of 6,403,791 shares of Class A common stock that we are offering at an assumed initial public offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus), the deduction of assumed underwriting discounts and commissions and estimated offering expenses payable by us and the assumed exchange of all Class B units that will be outstanding immediately after the reorganization for the corresponding number of shares of our Class A common stock, our pro forma, as adjusted net tangible book value would have been approximately $9.3 million, or approximately $0.15 per share. This represents an immediate increase in pro forma net tangible book value of approximately $0.19 per share to existing equity holders and an immediate dilution of approximately $18.85 per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$19.00
Pro forma, as adjusted net tangible book value (deficit) as of June 30, 2007	(0.04)
Increase in pro forma, as adjusted net tangible book value (deficit) per share attributable to new investors	0.19
Pro forma, as adjusted net tangible book value per share after this offering		0.15

Dilution in pro forma, as adjusted net tangible book value per share to new investors		$18.85

The following table summarizes, on the same pro forma basis as of June 30, 2007, the total number of shares of Class A common stock purchased from us and the total consideration and average price per share paid by existing equity holders, which consist of the principals, and by new investors purchasing Class A common stock in this offering, assuming that all holders of Class B units of Pzena Investment Management, LLC immediately after the consummation of the reorganization have exchanged all their Class B units for the corresponding number of shares of our Class A common stock:

	Shares Purchased		Total Consideration(1)	Average Price
	Number	Percent	Amount	Per Share

Existing Equity Holders	57,634,119	90.0%	$—	$—
New Investors	6,403,791	10.0	$121,672,029	$19.00

Total	64,037,910	100.0%	$121,672,029

(1)	Total consideration paid by the principals has been set to zero, as our net tangible book value prior to this offering was a deficit.

Under our 2007 Equity Incentive Plan, we will grant an aggregate of 10,528 shares of our Class A common stock, all of which will vest two years after their date of grant, to our four non-employee directors shortly before the consummation of this offering. When these shares fully vest, it will decrease our pro forma net tangible book value per share after this offering, and increase the dilution to new investors in this offering by a de minimus amount.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the following will occur:

•	the pro forma percentage of shares of our Class A common stock held by existing equity holders will decrease to approximately 88.5% of the total number of pro forma shares of our Class A common stock outstanding after this offering; and

•	the pro forma number of shares of our Class A common stock held by new investors will increase to approximately 11.5% of the total pro forma number of shares of our Class A common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of Class A common stock in full, pro forma, as adjusted net tangible book value would be approximately $0.15 per share, representing an increase to existing equity holders of approximately $0.19 per share, and there would be an immediate dilution of approximately $18.85 per share to new investors.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements present the consolidated results of operations and financial condition of Pzena Investment Management, Inc. assuming that all of the transactions described in the five bullet points below had been completed as of January 1, 2006 with respect to the unaudited pro forma consolidated statement of operations data for the year ended December 31, 2006, and with respect to the unaudited pro forma consolidated statement of operations data for the six-month period ended June 30, 2007, and as of June 30, 2007 with respect to the unaudited pro forma consolidated statement of financial condition data as of June 30, 2007. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Pzena Investment Management, LLC, which is the accounting predecessor. The adjustments are described in the notes to the unaudited pro forma consolidated financial statements.

The pro forma adjustments principally give effect to the following transactions:

•	our incurrence of $60.0 million of indebtedness and the payment of a special cash distribution of $60.0 million in the aggregate to the existing members of Pzena Investment Management, LLC;

•	the reorganization transactions described in “The Reorganization and Our Holding Company Structure,” including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the membership units of Pzena Investment Management, LLC that we acquire from one former employee and two outside investors to such persons;

•	the amendment of the operating agreement of Pzena Investment Management, LLC, effective as of March 31, 2007, which eliminated its obligation to redeem any members’ units therein upon their death, or, if applicable, termination of employment, which mandatory redemption feature had required all membership units to be classified as liabilities in Pzena Investment Management, LLC’s consolidated financial statements;

•	the acceleration of the vesting of all membership units of Pzena Investment Management, LLC that were subject to vesting as of March 31, 2007 such that they became fully vested as of that date; and

•	the sale of 6,403,791 shares of our Class A common stock in this offering at an assumed offering price of $19.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the proceeds therefrom, after payment of assumed underwriting discounts and commissions and estimated offering expenses, to purchase 6,403,791 membership units of Pzena Investment Management, LLC from one former employee and two outside investors.

All unit and per unit amounts in the following unaudited pro forma consolidated financial information have been adjusted to account for the 5-for-1 unit split effected by our operating company on July 17, 2007. Pro forma basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A common stockholders by the 6,403,791 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional 960,568 shares of Class A common stock to cover over-allotments), plus an aggregate of 10,528 shares of restricted Class A common stock that we will grant to our four non-employee directors shortly before the consummation of this offering, assuming that these 6,414,319 shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the 57,634,119 Class B units of our operating company that will be outstanding immediately after the consummation of this offering and the reorganization transactions for the corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition that would have occurred had we operated as a public company during the periods presented. We have not made any pro forma adjustment relating to reporting and compliance costs and investor relations costs that we will incur as a public company. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited pro forma consolidated financial information also does not project the results of operations or financial condition for any future period or date.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
As of June 30, 2007
(in thousands)

							Pzena Investment
	Pzena Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

ASSETS
Cash and Cash Equivalents	$10,011	60,000	(A)	$9,961	113,155	(B)	$10,597
		(60,000	)(A)		(109,655	)(B)
		(50	)(A)		(2,864	)(B)
Restricted Cash	2,051			2,051			2,051
Due From Broker	144			144			144
Advisory Fees Receivable	26,053			26,053			26,053
Investments In Marketable Securities, at Fair Value	23,403			23,403			23,403
Receivable From Related Parties	356			356			356
Other Receivables	741			741	(636	)(B)	105
Investments In Affiliates	3,758			3,758			3,758
Prepaid Expenses and Other Assets	1,956	50	(A)	2,006	80,467	(B)	80,973
					(1,500	)(B)
Property and Equipment, Net	3,172			3,172			3,172

TOTAL ASSETS	$71,645	$0		$71,645	$78,967		$150,612

LIABILITIES AND MEMBERS’/ STOCKHOLDERS’ EQUITY
Liabilities
Accounts Payable	$141			$141			$141
Current Portion of Long-Term Debt
Due to Broker	76			76			76
Accrued Expenses	13,033			13,033	(1,500	)(B)	11,533
Long-Term Debt	—	60,000	(A)	60,000			60,000
Other Liabilities	1,180			1,180	68,396	(B)	69,576

TOTAL LIABILITIES	14,430	60,000		74,430	66,896		141,326
Minority and Non-Controlling Interests	14,190			14,190	—	(B)	14,190
MEMBERS’/STOCKHOLDERS’ EQUITY
Common Stock	—			—	64	(B)	64
Members’ Capital	833,845	(60,000	)(A)	773,845	(773,845	)(B)	—
Retained Deficit	(790,820)			(790,820)	790,820	(B)	(4,968)
					(4,968	)(B)

TOTAL MEMBERS’/ STOCKHOLDERS’ EQUITY	43,025	(60,000)		(16,975)	12,071		(4,904)

TOTAL LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY	$71,645	$0		$71,645	$78,967		$150,612

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2006
(in thousands, except share and per share amounts)

							Pzena Investment
	Pzena Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

REVENUE	$115,087			$115,087			$115,087

EXPENSES
Compensation and Benefits Expense	305,632			305,632	(270,802	)(C)	34,830
General and Administrative Expenses	8,380			8,380			8,380

TOTAL OPERATING EXPENSES	314,012	—		314,012	(270,802)		43,210

Operating Income (Loss)	(198,925)	—		(198,925)	270,802		71,877

Interest Income	926			926			926
Interest Expense	—	(3,630	)(A)	(3,630)			(3,630)
Dividend Income, Net	490			490			490
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	3,280			3,280			3,280
Equity in Earnings of Affiliates	614			614			614
Other	804	(17	)(A)	787			787

Total Other Income (Loss)	6,114	(3,647)		2,467	—		2,467

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	(192,811)	(3,647)		(196,458)	270,802		74,344
Provision for Unincorporated Business Tax	3,941	(146	)(A)	3,795			3,795
Provision for Corporate Income Taxes					2,997	(E)	2,997
Minority and Non-Controlling Interests	1,997			1,997	61,697	(D)	63,694

Income (Loss) Before Interest on Mandatorily Redeemable Units	(198,749)	(3,501)		(202,250)	206,108		3,858
Less: Interest on Mandatorily Redeemable Units	516,708			516,708	(516,708	)(C)	—

NET INCOME (LOSS)	$(715,457)	$(3,501)		$(718,958)	$722,816		$3,858

Basic and Diluted Net Income Per Share							$0.60
Weighted Average Shares Used in Basic and Diluted Net Income Per Share							6,414,319

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2007
(in thousands, except share and per share amounts)

							Pzena
	Pzena						Investment
	Investment						Management, Inc.
	Management, LLC	Debt Issuance/					Pro Forma
	Historical	Distribution		Pro Forma	Offering		As Adjusted

REVENUE	$72,138			$72,138			$72,138

EXPENSES
Compensation and Benefits Expense	112,406			112,406	(94,974	)(C)	17,432
General and Administrative Expenses	4,629			4,629			4,629

TOTAL OPERATING EXPENSES	117,035	—		117,035	(94,974)		22,061

Operating Income (Loss)	(44,897)	—		(44,897)	94,974		50,077

Interest Income	565			565			565
Interest Expense	—	(1,896	)(A)	(1,896)			(1,896)
Dividend Income, Net	271			271			271
Realized and Unrealized Gain, Net on Marketable Securities and Securities Sold Short	955			955			955
Equity in Earnings of Affiliates	145			145			145
Other	25	(8	)(A)	17			17

Total Other Income (Loss)	1,961	(1,904)		57	—		57

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY AND NON-CONTROLLING INTERESTS	(42,936)	(1,904)		(44,840)	94,974		50,134
Provision for Unincorporated Business Tax	2,607	(76	)(A)	2,531			2,531
Provision for Corporate Income Taxes					2,053	(E)	2,053
Minority and Non-Controlling Interests	637			637	42,269	(D)	42,906

Income (Loss) Before Interest on Mandatorily Redeemable Units	(46,180)	(1,828)		(48,008)	50,652		2,644
Less: Interest on Mandatorily Redeemable Units	16,575			16,575	(16,575	)(C)	—

NET INCOME (LOSS)	$(62,755)	$(1,828)		$(64,583)	$67,227		$2,644

Basic and Diluted Net Income Per Share							$0.41
Weighted Average Shares Used in Basic and Diluted Net Income Per Share							6,414,319

Notes to the Unaudited Pro Forma Consolidated Financial Statements

(A)	Reflects the incurrence of $60.0 million of indebtedness pursuant to a three-year term loan agreement that we entered into on July 23, 2007 in order to finance a one-time distribution to the current members of Pzena Investment Management, LLC. The principal amount borrowed bears interest at a variable rate based, at our option, on (1) the one, two, three, six, nine or twelve-month LIBOR Market Index Rate plus 1.00%, or (2) the higher of the lender’s prime rate and the Federal Funds Rate. The principal amount is repayable in full at the end of the three-year term, with no penalty for prepayment. For the year ended December 31, 2006, pro forma interest expense of $3.6 million was computed using the 2006 average one-month LIBOR rate of 5.05%, assuming that none of the loan’s principal amount was repaid during 2006. For the six-month period ended June 30, 2007, pro forma interest expense of $1.9 million was computed using the average one-month LIBOR rate of 5.32% and also assuming that none of the loan’s principal amount was repaid during this period. The provision for unincorporated business tax has been adjusted to reflect the deductibility of such interest expense for tax purposes. Loan origination fees of approximately $0.1 million are included in pro forma prepaid expenses and other assets. The pro forma effect of the amortization of these fees has been included as a component of other income in the pro forma consolidated statements of operations for all periods presented.

(B)	The net proceeds of this offering, estimated to be $109.7 million (based on the midpoint of the price range set forth on the cover of this prospectus, and assuming an aggregate underwriting discount of $8.5 million and estimated offering expenses of $3.5 million), will be used to acquire 6,403,791 membership units (representing approximately 10.0% of the total number of membership units currently outstanding) of Pzena Investment Management, LLC. Of the $3.5 million in estimated offering costs, approximately $0.6 million has been paid as of June 30, 2007 and recorded as a component of other receivables on the pro forma consolidated statement of financial condition. An additional $1.5 million in unbilled offering costs is included in both other receivables and accrued expenses at June 30, 2007.

As a result of the reorganization transactions and this offering, we will be the sole managing member of Pzena Investment Management, LLC and hold 10.0% of the membership interests therein. Therefore, we will consolidate the results of operations and financial condition of Pzena Investment Management, LLC into our financial statements. As the result of these transactions, the other members of Pzena Investment Management, LLC will hold a 90.0% non-controlling interest in our operating company. Our acquisition of membership interests in Pzena Investment Management, LLC will be treated as a reorganization of entities under the founder’s common control, similar to a pooling of interests, analogous to the type of transaction described in Emerging Issues Task Force Issue (EITF) 94-2, Treatment of Minority Interests in Certain Real Estate Investment Trusts. Accordingly, the pro forma adjusted net liabilities assumed by us through this offering will be reported at Pzena Investment Management, LLC’s historical cost basis.

The acquisition of these membership units will allow us to make an election to step up our tax basis in the assets acquired. This step up is deductible for tax purposes over a 15-year period. Based on the estimated net proceeds of this offering and the pro forma net assets of Pzena Investment Management, LLC immediately prior to this offering, this election will give rise to a deferred tax asset of approximately $80.5 million at June 30, 2007. Pursuant to a tax receivable agreement between the current members of Pzena Investment Management, LLC and us, 85% of the benefits of this election will be returned to the selling members as they are realized. This liability of $68.4 million is included in pro forma other liabilities.

Pursuant to EITF 94-2, no additional consolidated statement of financial condition amounts of minority and non-controlling interests have been recorded in the unaudited pro forma consolidated statement of financial condition as of June 30, 2007, since the post-offering excess of liabilities over assets would cause the minority and non-controlling interests to be less than zero.

As illustrated below, the pro forma consolidated statement of financial condition amounts of common stock and additional paid-in capital at June 30, 2007 were determined by combining the pro forma adjusted net deficit of $17.0 million, the $80.5 million deferred tax asset that arises as a result of this offering and the $68.4 million tax receivable liability to the selling members of Pzena Investment Management, LLC, which also arises as a result of this offering.

(in thousands)

Pzena Investment Management, LLC Pro Forma Adjusted Net Deficit	$(16,975)
Deferred Tax Asset	80,467
Tax Receivable Liability to Selling Shareholders	(68,396)

Total	$(4,904)

Common Stock	$64
Acquired Deficit	(4,968)

Total	$(4,904)

(C)	As a result of the elimination of our operating company’s obligation to redeem membership units under any circumstance, effective as of March 31, 2007, there will be no interest on mandatorily redeemable units as of and after such date. As a result of the acceleration, as of March 31, 2007, of the vesting of all membership units then subject to vesting, there will be no further unit-based compensation expense associated with any membership units then outstanding as of and after such date.

Accordingly, pro forma compensation and benefits expense has been reduced by the following amounts:

For The Year
Ended
December 31, 2006
(in thousands)

Distributions on Compensatory Units	$17,857
Change in Redemption Value of Compensatory Units	20,411
Change from Formula to Fair Value Plan for Compensatory Units	232,534

Total	$270,802

For the Six Months
Ended
June 30, 2007
(in thousands)

Distributions on Compensatory Units	$12,087
Change in Redemption Value of Compensatory Units	15,969
Acceleration of Vesting of Compensatory Units	64,968
Other Non-Cash Compensation	1,950

Total	$94,974

Pro forma interest on mandatorily redeemable units has been reduced to zero for the year ended December 31, 2006 and the six months ended June 30, 2007 to reflect the elimination of all mandatory redemption provisions from our operating company’s operating agreement.

(D)	Represents the non-controlling interest allocation of 90% (assuming that the underwriters do not exercise the overallotment option) of the income of Pzena Investment Management, Inc. to Pzena Investment Management, LLC.

(E)	Reflects the impact of federal, state and local income taxes on the income of Pzena Investment Management, Inc. As a limited liability company, Pzena Investment Management, LLC has not been subject to these taxes, although it has been liable for the New York City Unincorporated Business Tax, which we refer to as the UBT. The effective rate of pro forma income tax is estimated to be approximately 43.7%, and was determined by combining the projected federal, state and local income taxes.

The provision for corporate income taxes has been computed as follows:

For The Year
Ended
December 31, 2006
(in thousands)

Income Before Income Taxes and Minority and Non-Controlling Interests	$74,344
Less:
Provision for Unincorporated Business Tax	(3,795)
Minority and Non-Controlling Interests	(63,694)

Pzena Investment Management, Inc. Taxable Income	$6,855

Provision for Corporate Income Taxes	$2,997

For the Six Months
Ended
June 30, 2007
(in thousands)

Income Before Income Taxes and Minority and Non-Controlling Interests	$50,134
Less:
Provision for Unincorporated Business Tax	(2,531)
Minority and Non-Controlling Interests	(42,906)

Pzena Investment Management, Inc. Taxable Income	$4,697

Provision for Corporate Income Taxes	$2,053

Our purchase of membership units of our operating company concurrently with this offering, and the future exchanges of Class B units of our operating company, are expected to result in increases in our share of the tax basis of the tangible and intangible assets of our operating company at the time of our acquisition and these future exchanges, which will increase the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of tax that we would otherwise be required to pay in the future. We will enter into a tax receivable agreement with the current members of our operating company and any future holders of Class B units pursuant to which we will agree to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments thereunder. While the actual increase in tax basis, as well as the amount and timing of any payments under this agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of our income and the tax rates then applicable, we expect that as a result of the size of the increases in the tax basis of our tangible and intangible assets, the payments that we may make under the tax receivable agreement likely will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, based on the midpoint of the price range per share of our Class A common stock set forth on the cover of this prospectus, we expect that future payments to the three current non-employee members of our operating company in respect of our purchase of membership units from them will aggregate $64.1 million and range from approximately $2.9 million to $7.2 million per year over the next 15 years (or $74.0 million and range from approximately $3.3 million to $8.4 million per year over the next 15 years if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per Class A share would increase (decrease) the aggregate amount of future payments to these non-employee members in respect of the purchase by $3.3 million (or $3.8 million if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Future payments to the current members of our operating company and future holders of Class B units in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial.

Cash Flows

For the three months ended June 30, 2007 and 2006, operating activities provided $27.8 million and $0.6 million, respectively. Operating activities provided $21.6 million for the six months ended June 30, 2007, and used $1.7 million for the six months ended June 30, 2006. In both comparative periods, this change is due primarily to the fact that beginning on March 31, 2007, the effective date of an amendment to the operating agreement of our operating company to eliminate its obligation to redeem a member’s units therein under any circumstance, as well as the acceleration of the vesting of all compensatory units then subject to vesting, distributions on all membership units are classified as financing activities in our consolidated statements of cash flows. As a result of this reclassification, net cash provided by operating activities has increased, and net cash provided by financing activities has decreased, beginning in the three months ended June 30, 2007. In addition, the final tax distribution to members of our operating company for 2006 was made in January 2007 compared to the prior year when the final tax distribution to members of our operating company for 2005 was paid in December 2005. Operating activities provided $16.4 million for the year ended December 31, 2006 and used $11.3 million of net cash for the year ended December 31, 2005. This difference arose primarily as a result of higher net income in the year ended December 31, 2006, adjusted to exclude non-cash compensation and non-cash members’ interest expense, compared to the year ended December 31, 2005 and lower tax distributions paid to members of our operating company in the year ended December 31, 2006, due to the fact that the final tax distribution to members of our operating company for 2006 was made in January 2007, whereas the final tax distribution to members of our operating company for 2005 was made in December 2005. Operating activities used $11.3 million for the year ended December 31, 2005 and provided $3.1 million for the year ended December 31, 2004, primarily as a result of increased distributions to members (reflected as interest on mandatorily redeemable units) and higher working capital requirements in the year ended December 31, 2006 compared to the year ended December 31, 2005. Beginning on March 31, 2007, the

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A and Class B common stock by the following persons:

•	each of our directors and director nominees;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known to us to beneficially own more than 5% of our Class A common stock or Class B common stock.

This beneficial ownership information is presented on the following bases:

•	after giving effect to the issuance of an aggregate of 57,634,119 shares of Class B common stock to the continuing members of Pzena Investment Management, LLC;

•	after giving effect to the issuances of: (i) an aggregate of 57,634,119 shares of Class B common stock to the continuing members of Pzena Investment Management, LLC, (ii) 6,403,791 shares of Class A common stock in this offering, and (iii) an aggregate 10,528 shares of restricted Class A common stock to our four non-employee directors; and

•	after giving effect to each of the issuances described in the preceding bullet point, plus the exercise by the underwriters of their option to purchase an additional 960,568 shares of Class A common stock in this offering to cover over-allotments.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options and warrants that are exercisable within 60 days of August 6, 2007 are considered to be outstanding. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws, where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

The address for those individuals for which an address is not otherwise indicated is: c/o Pzena Investment Management, Inc., 120 West 45th Street, New York, New York 10036.

	Class A(1)						Class B(1)
						% of						% of
						Combined					No. of	Combined
						Voting					Shares	Voting
				% of	% of	Power After			% of	% of	After	Power After
				Combined	Combined	Offering,			Combined	Combined	Offering,	Offering,
	No. of		No. of	Voting	Voting	Including	No. of	No. of	Voting	Voting	Including	Including
	Shares		Shares	Power	Power	Full Over-	Shares	Shares	Power	Power	Full Over-	Full Over-
	Before		After	Before	After	Allotment	Before	After	Before	After	Allotment	Allotment
Name of Beneficial Owner	Offering		Offering	Offering	Offering	Exercise	Offering	Offering	Offering	Offering	Exercise	Exercise

Richard S. Pzena(2)	100	(3)	100	*	*	*	24,728,620	24,728,620			24,728,620
Wayne A. Palladino(4)	0		0	*	*	*	289,110	289,110			289,110
John P. Goetz(2)	0		0	*	*	*	6,151,755	6,151,755			6,151,755
A. Rama Krishna(2)	0		0	*	*	*	5,303,915	5,303,915			5,303,915
William L. Lipsey(2)	0		0	*	*	*	5,537,910	5,537,910			5,537,910
All executive officers and directors as a group (9 persons)

(1)	Each share of our Class A common stock is entitled to one vote per share and each share of our Class B common stock is entitled to five votes per share, for so long as the number of shares of our Class B common stock outstanding constitutes at least 20% of the total number of shares of our common stock outstanding.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect immediately prior to this offering. Copies of the amended and restated certificate of incorporation and the amended and restated bylaws have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

Immediately prior to this offering, our authorized capital stock will consist of 750 million shares of Class A common stock, par value $0.01 per share, 750 million shares of Class B common stock, par value $0.000001 per share and 200 million shares of preferred stock, par value $0.01 per share. Upon the consummation of this offering, 6,414,319 shares of Class A common stock, 57,634,119 shares of Class B common stock and no shares of preferred stock will be outstanding.

Common Stock

Class A Common Stock

Voting Rights

Our Class A stockholders will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Class A stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to our amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class. However, amendments to our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock, so as to affect them adversely, also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of Class A common stock must be approved by the vote of the majority of our Class A stockholders.

Dividend Rights

Class A stockholders are entitled to receive dividends, when and if declared by our board of directors, out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends consisting of shares of Class A common stock may be paid only as follows: (i) shares of Class A common stock may be paid only to holders of shares of Class A common stock; and (ii) shares will be paid proportionally with respect to each outstanding share of our Class A common stock.

Liquidation Rights

Upon our liquidation, dissolution or winding up, or the sale of all, or substantially all, of our assets, after payment in full of all amounts required to be paid to creditors and to holders of preferred stock having liquidation preference, if any, the Class A stockholders will be entitled to share ratably in our remaining assets available for distribution to Class A stockholders.

Other Matters

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into, or exchangeable for, shares of stock, other securities or property (including cash), Class A stockholders, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash); provided, that if shares of Class A

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock, and a liquid trading market for our Class A common stock may not develop or be sustained after this offering. Future sales of substantial amounts of Class A common stock, including shares issued and sold upon exchange of Class B units, or the exercise of options to acquire shares of our Class A common stock, or shares sold in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Class A Common Stock Outstanding Upon Closing

6,414,319 shares of Class A common stock will be outstanding immediately after this offering (or 7,374,887 shares of Class A common stock if the underwriters exercise their over-allotment option in full), which will include an aggregate of 10,528 shares of restricted Class A common stock that we will grant to our four non-employee directors shortly before the consummation of this offering. These shares will be freely tradable without restriction under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any shares of Class A common stock held by our affiliates after this offering will be “restricted securities” under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our Class A common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 64,143 shares immediately after this offering; and

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. We cannot estimate the number of shares of Class A common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our Class A common stock eligible for sale under Rule 144(k) may be sold immediately upon the closing of this offering. In general, under Rule 144(k), a person may sell shares of Class A common stock acquired from us immediately upon the closing of this offering, without regard to manner of sale, the availability of public information about us, or volume limitations, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates.

Rule 701

In general, Rule 701 under the Securities Act provides that, any of our employees, consultants or advisers who purchased shares from us in connection with a qualified compensatory stock plan, or other written agreement, is eligible to resell those shares 90 days after the effective date of this offering in reliance on

Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. No shares of Class A common stock will be eligible for sale in accordance with Rule 701 after the expiration of this 90-day period.

Lock-up Agreements

We, our directors and executive officers will enter into lock-up agreements with the underwriters, pursuant to which we and these other persons may not, without the prior written approval of Goldman, Sachs & Co. and UBS Securities LLC, offer, sell, contract to sell or otherwise dispose of or hedge our Class A common stock or securities convertible into, or exchangeable for, our Class A common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances. See “Underwriting — No Sales of Similar Securities” for the circumstances in which this 180-day period may be extended. The underwriters have advised us that: (i) they have no present intention or arrangement to release any securities subject to these lock-up agreements, (ii) there are no specific criteria that they will use in determining whether to release any securities subject to the lock-up agreements, and (iii) the release of any securities is subject to the sole discretion of the underwriters, which would be exercised on a case by case basis.

Class A Common Stock Issuable Upon Exchange of Class B Units

Upon completion of this offering, 57,634,119 Class B units of Pzena Investment Management, LLC and options to acquire 508,310 Class B units, all of which are currently exercisable, will be outstanding. Each vested Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure — Amended and Restated Operating Agreement of Pzena Investment Management, LLC — Exchange Rights.” Pursuant to a registration rights agreement that we will enter into with the holders of Class B units, we will agree to use our best efforts to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units as soon as practicable after we become eligible to file a registration statement on Form S-3, which we expect to be one year after the consummation of this offering. We have agreed to allow holders of vested Class B units to exchange up to the number of vested Class B units that equal 15% of all Class B units that they hold as of January 1st of the year in which this registration statement is first declared effective, and sell these shares in a public offering that would occur prior to the second anniversary of this offering, at a time specified by us. If all initial holders of Class B units exercised their initial exchange and resale rights, 8,645,118 shares of Class A common stock would be issued (representing 134.8% of the number of shares of our Class A common stock immediately after this offering) and resold in this future offering. Thereafter, the holders of vested Class B units will be able to exercise their exchange and registration rights in accordance with similar timing and volume limitations. See “The Reorganization and Our Holding Company Structure — Registration Rights” for a description of the timing and circumstances of resales of shares of our Class A common stock issuable upon exchange of Class B units.

Pursuant to the Pzena Investment Management, LLC 2006 Equity Incentive Plan, or the PIM LLC 2006 Equity Incentive Plan, we may grant awards based on Class B units, such as options to acquire Class B units and Class B units subject to vesting periods, to our employees, consultants and other persons who provide services to us. Pursuant to the PIM LLC 2006 Equity Incentive Plan, Pzena Investment Management, LLC is authorized to issue up to the number of Class B units that is equal to 15% of the number of all membership units outstanding immediately after this offering. When these equity-based awards become fully vested, the Class B units underlying them will be eligible for exchange and resale to the same extent as described above.

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $3.5 million.

No Sales of Similar Securities

We, our directors and executive officers will enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of Goldman, Sachs & Co. and UBS Securities LLC offer, sell, contract to sell, or otherwise dispose of, or hedge our Class A common stock, or securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, Goldman, Sachs & Co. and UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements. The underwriters have advised us that: (i) they have no present intention or arrangement to release any securities subject to these lock-up agreements, (ii) there are no specific criteria that they will use in determining whether to release any securities subject to the lock-up agreements, and (iii) the release of any securities is subject to the sole discretion of the underwriters, which would be exercised on a case by case basis.

If during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period, and ends on the last day of the 180-day lock-up period,

•	we issue an earnings release, or

•	material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

New York Stock Exchange Listing

We intend to apply to have our Class A common stock listed on the NYSE under the trading symbol “PZN.”

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of shares of our Class A common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These transactions may also include making short sales of our Class A common stock, which involve the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the

EXHIBIT B
PZENA INVESTMENT MANAGEMENT, LLC
AMENDMENT AND WAIVER TO AMENDED AND RESTATED OPERATING AGREEMENT AS OF MARCH 31, 2007
This Amendment and Waiver to the Operating Agreement dated as of March 31, 2007 (herein called “this Amendment and Waiver”) is hereby made and executed by Richard S. Pzena, as the Manager (the “Manager”) of Pzena Investment Management, LLC, a Delaware limited liability company (the “Company”) established under a restated Operating Agreement dated as of January 3, 1996, and amended by various amendments reflected in the record books of the Company (as amended, the “Operating Agreement”), and the Class A Members whose signatures are affixed hereto. Capitalized terms used but not defined herein have the meanings given to them in the Operating Agreement.
Preliminary Statement
WHEREAS, the Manager has determined to amend certain definitions under Section 1.05 of the Operating Agreement, and certain provisions under Section 6.02 of the Operating Agreement; and
WHEREAS, pursuant to Section 11.01 of the Operating Agreement, amendments to Section 6.02 of the Operating Agreement cannot be effective without providing sixty (60) days’ prior notice to all Employee Members; and
WHEREAS, by this Amendment and Waiver, the Manager wishes to amend the Operating Agreement to reflect changes necessary or desirable as of March 31, 2007, and the Employee Members wish to waive the relevant notice provisions of Section 11.01 such that the Manager may effect such amendment.
NOW THEREFORE, pursuant to Section 11.01 of the Operating Agreement, the Manager and the Class A Members agree as follows:
1.	The Table of Contents is hereby amended to replace the reference to “6.02 Puts and Calls of Units” with “6.02 Calls of Units.”

2.	Section 1.05 is hereby amended to delete the definition of “Annual Put Option.”

3.	Section 1.05 is hereby amended to replace the definition of “Fair Market Value of the Units” in its entirety with the following:

“Fair Market Value of the Units” shall mean the valuation of the Units by a nationally recognized U.S. investment bank selected by the Manager. The investment bank shall arrive at the value of each Unit by (i) first establishing the value of the Company as if its equity securities were publicly traded; (ii) making appropriate adjustments thereto in consideration of the Company’s private status; and (iii) dividing the result in (ii) by the number of Units outstanding as of the last day of the most recent Fiscal Year. For avoidance of doubt, the determination of the Fair Market Value of the Units shall exclude all Undistributed Earnings Accounts of all Members as of the date of such valuation.

4.	Section 6.02 shall be replaced in its entirety with the following:

     6.02 Calls of Units.
     (a) In the event that the employment of an Employee Member by the Company is terminated for any reason or no reason whatsoever (other than by death or a termination of employment for Cause), whether by action of the Company or the Employee Member, or otherwise, the Company, or an Employee Member designated by the Manager, may, at the election of the Manager, purchase all or any portion of the Vested Units held by such Employee Member (so long as such Employee Member held such Vested Units for a period of at least six months and one day as of the date of the Employee Member’s termination of employment) at a purchase price equal to the Fair Market Value of the Units determined on the date of the Company’s election to purchase the Vested Units under this Subsection (a).
     (b) In the event that an Employee Member’s employment by the Company is terminated for Cause, the Company, or an Employee Member designated by the Manager may, at the election of the Manager, purchase all or any portion of the Vested Units held by such Employee Member (so long as such Employee Member held such Vested Units for a period of at least six months and one day as of the date of the Employee Member’s termination of employment) at a purchase price equal to twenty-five percent (25%) of the Fair Market Value of the Units determined on the date of the Company’s election to purchase the Vested Units under this Subsection (b).
     (c) In the event that any Employee Member dies, all Units held by such Employee Member at the time of his death, and any Units thereafter acquired by his estate by virtue of the acceleration and exercise of any outstanding options held by the deceased Employee Member at the time of his death, may, at the election of the Manager, be repurchased by the Company, or an Employee Member designated by the Manager, at a purchase price equal to the Fair Market Value of the Units determined on the date of the Company’s election to purchase the Units under this Subsection (c). The closing of each call under this Subsection (c) shall occur no earlier than six months and one day after the date of death of the Employee member.
     (d) (Reserved)
     (e) The closing of each call which may be exercised by the Manager pursuant to this Section 6.02 (other than by death as described in Subsection (c), above) shall occur as soon as practical but in any event no later than thirty (30) days after the later of (A) determination of the relevant Fair Market Value of the Units and (B) the date that the Manager exercises its call right pursuant to this Section 6.02. Each Employee Member tendering all or any portion of his Units for repurchase under this Section 6.02 shall execute appropriate transfer documentation in the form of Exhibit B hereto which shall include (i) representations and warranties by such Employee Member as to his good and valid title to the Units, that he holds such Units free and clear of Liens and other customary matters relating to such Employee Member and (ii) an appropriate general release of the Company by such Employee Member if after the closing of such call he no longer owns any Units; provided, that such general release shall not apply to (v) the obligation of the Company to pay the purchase price for the Units, (w) any unpaid business expense reimbursements, (x) any unpaid compensation or benefits; (y) any vested rights under the terms of any employee benefit plan of the Company; and (z) rights to indemnification under Section 7.08 hereof.
     (f) The purchase price for any repurchased Units shall be paid to the Member (or his executor/executrix or personal representative) by delivery by the Company (or by the other designated purchaser) of a nontransferable promissory note in the form of Exhibit C hereto, the principal amount of which is payable to the Member in four (4) consecutive equal annual installments, with the first installment due on the last day of the quarter in which the Units are purchased, together with interest on the unpaid principal balance from the date of the Company’s election to call such Employee Member’s Units, as the case may be, at the greater of (1) the “applicable rate” as defined in Section 1274(d) of the Code (accrued and adjusted quarterly) and (2) the average of the prime rate of interest (as published in the New York City version of the Wall Street Journal) and the “applicable rate” as defined in Section 1274(d) of the Code (accrued and adjusted quarterly), and shall be prepayable by the Company (or the other designated purchaser) without premium or penalty at the option of the Company (or the other designated purchaser). Notwithstanding the foregoing, the Company may, if it so elects, pay the purchase price in cash, in whole or in part. If, in any Fiscal Year, the aggregate amount payable by the Company in such Fiscal Year under all notes used to repurchase Units under this Section 6.02(f) exceeds twenty-five percent (25%) of the Company’s EBITDA for the previous Fiscal Year, the principal payments under such notes for such Fiscal Year will be reduced proportionately until the aggregate principal amount and interest thereon payable by the Company in such Fiscal Year under such notes equals twenty-five percent (25%) the Company’s EBITDA for the previous Fiscal Year and the amount of principal so reduced with respect to each such note will be added to the principal amount due and owing under each such note for the following Fiscal Year without premium or penalty to the Company; provided that such deferred payments shall be paid in full in the following Fiscal Year prior to payment by the Company of any amounts under other notes payable pursuant to this Section 6.02(f).
     (g) Undistributed Earnings. In addition to the purchase price payable hereunder, the Company shall also pay to any Employee Member whose Units are repurchased pursuant to the terms of this Section 6.02 and who after such purchase no longer owns any Units, the aggregate balance in such Member’s Undistributed Earnings Account in respect of the redeemed Units, taking into account all allocations of Company Income and Company Loss, and all distributions heretofore made to such Member in respect of such Units; provided that no allocation of Company Income and Company Loss shall be made to the Capital Account of any Employee Member, and no distributions to the Employee Members shall be made that relate to Company Income earned, after the date of the Company’s election to call such Employee Member’s Units pursuant to this Section 6.02.
     (h) Vesting of Units. All Non-Plan Units granted to any Employee Member shall become vested upon (i) the death of such Employee Member, (ii) a termination of the employment of the Employee Member involuntarily without Cause or for “Good Reason” (as defined in the Pzena Investment Management, L.L.C. Bonus Plan) or (iii) in connection with a sale, merger, reorganization, separation or liquidation of the Company or a sale of all or substantially all of the Company’s assets, if all Units granted pursuant to the Plan are accelerated pursuant to Section 7.2 of the Plan. Other than as described in this Section 6.02(h), upon termination of the employment of the Employee Member with the Company, all Unvested Units will lapse.
     For purposes of this Amendment and Waiver, the Employee Members hereby waive the requirement set forth in Section 11.01 of the Operating Agreement that no amendment to Section 6.02 of the Operating Agreement may be effective unless all Employee Members have been provided with sixty (60) days prior notice of such amendment.
     Except as set forth herein, the provisions of the Operating Agreement remain in full force and effect.
     This Amendment and Waiver may be executed in one or more counterparts, and each of such counterparts shall for all purposes be deemed to be an original.

     IN WITNESS WHEREOF, this Amendment and Waiver has been duly executed to be effective as of March 31, 2007.
MANAGER:
/s/ Richard S. Pzena
CLASS A MEMBERS:

/s/ Richard S. Pzena	THE RACHEL THERESA GOETZ TRUST
By: /s/ Amelia C. Jones, Trustee

/s/ John P. Goetz	THE CARRIE ESTHER GOETZ TRUST
By: /s/ Amelia C. Jones, Trustee

/s/ Amelia C. Jones	THE KRISHNA FAMILY TRUST
By: /s/ Franklin David, Trustee

/s/ William L. Lipsey	THE ACJF TRUST
By: /s/ Daniel Feinberg, Trustee

/s/ A. Rama Krishna	THE WILLIAM LIPSEY DYNASTY TRUST
By: /s/ Amy Lipsey, Trustee

/s/ Antonio DeSpirito	/s/ James M. Krebs

/s/ Michael D. Peterson	THE WILLIAM LIPSEY GRANTOR RETAINED ANNUITY TRUST
By: /s/ Amy Lipsey, Trustee

/s/ Keith Komar	RICHARD S. PZENA DESCENDANTS’ TRUST
By: /s/ Jeff Pzena, Trustee
By: /s/ Laura Pzena, Trustee

/s/ Lisa Roth	/s/ William C. Connolly

/s/ Evan Fire	/s/ Courtney Hehre

/s/ Joan Berger	/s/ Wayne Palladino

/s/ Benjamin Silver	/s/ Manoj Tandon

/s/ Caroline Cai	/s/ Spencer Chen

/s/ Allison Fisch	/s/ Gregory Martin

/s/ Brian Mann	/s/ Topalli Martin

THE MICHAEL D. PETERSON GRANTOR RETAINED ANNUITY TRUST	THE SARAH M. PETERSON GRANTOR RETAINED ANNUITY TRUST
By: /s/ Michael D. Peterson, Trustee of the Michael D. Peterson Grantor Retained Annuity Trust dated May 4, 2007	By: /s/ Sarah M. Peterson, Trustee of the Sarah M. Peterson Grantor Retained Annuity Trust dated May 4, 2007

CC GRANTOR RETAINED ANNUITY TRUST I	LJK TRUST I
By: /s/ Yabin Chen, Trustee	By: /s/ Philip D. Collins, Trustee
By: /s/ Yi Sheng, Independent Trustee	By: /s/ Alisa C. Kohn, Trustee

LJK TRUST IV	ADS III 2007 GRANTOR RETAINED ANNUITY TRUST
By: /s/ Philip D. Collins, Trustee	By: /s/ Carolyn DeSpirito, Trustee
By: /s/ Karen DeSpirito, Trustee
By: /s/ Gale Toegemann, Trustee

BSS GRANTOR RETAINED ANNUITY TRUST	/s/ Lawrence Kohn
By: /s/ Naomi B. Silver, Trustee